Exhibit 99.1

NIP Group Inc. to Hold Extraordinary General Meeting on July 25, 2025

ABU DHABI, United Arab Emirates, June 27, 2025 (GLOBE NEWSWIRE) — NIP Group Inc. (“NIP Group” or the “Company”) (NASDAQ: NIPG), a leading digital entertainment company, today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at 8:00 p.m., Hong Kong time, on July 25, 2025 at 29/F, Entertainment Building, 30 Queen’s Road Central, Central, Hong Kong.

The purpose of the EGM is for the Company’s shareholders to consider and, if thought fit, pass each of the proposed resolutions set forth in the notice of the EGM (the “EGM Notice”). The EGM Notice, which contains detailed proposals and additional information regarding the EGM, and the form of proxy for the EGM are available on the Company’s website at https://ir.nipg.com/. The board of directors of the Company fully supports the proposed resolutions set out in the EGM Notice and recommends that shareholders and holders of the Company’s American depositary shares (“ADSs”) vote in favor of these resolutions.

The board of directors of the Company has fixed the close of business on June 27, 2025 (Eastern time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to vote at, the EGM or any adjourned or postponed meeting thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend and to vote at the EGM and any adjourned or postponed meeting thereof. Holders of record of the Company’s ADSs representing the Company’s Class A ordinary shares at the close of business on the Record Date who wish to exercise their voting rights for the underlying Class A ordinary shares must act through Citibank, N.A., the depositary of the Company’s ADS program.

Shareholders and ADS holders may access the Company’s public filings free of charge at the Company’s investor relations website https://ir.nipg.com/, and on the SEC’s website www.sec.gov.

About NIP Group

NIP Group (NASDAQ: NIPG) is a global digital entertainment company driving the evolution of gaming and esports. With a diversified ecosystem spanning esports teams, arenas and events, content and influencer networks, game publishing, and hospitality, we engage hundreds of millions of fans and create immersive entertainment experiences. Operating across Europe, the Middle East, Asia and the Americas, we collaborate with leading gaming companies to push the boundaries of interactive entertainment and bring gaming to new audiences worldwide.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIP Group’s strategic and operational plans, contain forward-looking statements. NIP Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIP Group’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIP Group’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIP Group’s industry; and general economic and business conditions globally and in the countries or regions where NIP Group has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIP Group’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIP Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations: ir@nipgroup.gg

Public Relations: pr@nipgroup.gg